C & C TOURS, INC.
2157 Lincoln Street
Salt Lake City, UT 84106

January 23, 2013

Via EDGAR
Duc Dang, Senior Counsel
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	C & C Tours, Inc. Amendment No. 1 to Form 10-12G Filed December 26, 2012 File No. 000-54847

Dear Duc Dang,

This letter is in response to your comment letter dated January 10, 2013 regarding the above identified amended registration statement on Form 10 of C & C Tours, Inc.  C & C Tours, Inc. (the “Company”) is filing this response letter and Amendment No. 2 to the Form 10 via EDGAR.

We have restated your comments below and each comment is followed by the Company’s response.

General

1.
We note your response to comment 3 of our letter dated December 5, 2012.  Please revise to disclose that Messrs. Taylor and Peters may be influenced towards target companies that would provide them with some benefit since they do not own any shares or are entitled to any compensation from you.

Response:  In response to your comment we have revised the fourth paragraph on page 5 to include your requested statement regarding potential conflicts of interest of management due to personal pecuniary benefit.  We have also expanded the “Certain conflicts of interest . . .” risk factor starting at the bottom of page 9 to include both Mr. Taylor and Mr. Peters’ conflicts of interest.   In addition, Item 4 on page 14 has been revised to reflect Mr. Peters’ status as a beneficial owner due to the share ownership of his company Liberty Partners, LLC, which ownership was inadvertently omitted in the prior Form 10.

2.	Considering you have no shareholders that hold five percent or more of your outstanding shares, please disclose how Messrs. Taylor and Peters came into your employ.

Response:  Messrs. Taylor and Peters became involved in management of the Company as a result of prior personal relationships and shareholder status.  Mr. Peters became involved in management because his company, Liberty Partners, LLC, held shares in the Company and he was interested in finding a business opportunity for the Company.  Mr. Taylor was a personal acquaintance of Mr. Peters and Mr. Peters encouraged Mr. Taylor to join the management team.

Item 5. Directors and Executive Officers, page 14

3.
We note your responses to comments 5 and 15 and the revised disclosure on page 15.  Please clarify if the 10 years of experience is only limited to his affiliation with Bingham Canyon Corporation and Cancer Capital Corporation.  Also, please discuss the status of those two companies.  If they are still in the process of seeking a target, discuss the conflict this presents for you.

Response:  We have expanded Mr. Peters’ biography starting on page 15 to clarify that he has served as management for other public companies in the past.  And we have also expanded the “Certain conflicts of interest.” risk factor starting at the bottom of page 9 to include a description of the status of these two companies and the potential conflict of interest that this relationship may present to us.

In connection with our responses to your comments the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this response to your comment letter adequately addresses your concerns.  If you have further questions or comments, please contact the Company’s counsel, Cindy Shy, at (801) 323-2395 or fax (801) 364-5645.

Sincerely,

/s/ Brett D. Taylor
Brett D. Taylor
President